EXHIBIT 21.1

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation or Organization

SCP Distributors LLC	Delaware
SCP Northpark LLC	Delaware
SCP Services LP	Delaware
SCP Property Co.	Delaware
Alliance Packaging, Inc.	Delaware
SCP Barbados, Inc.	Barbados
SCP Acquisition Co. LLC	Delaware
Superior Pool Products LLC	Delaware
SCP International, Inc.	Delaware
SCP Pool Holdings, BV	Netherlands
SCP Pool, BV	Netherlands
SCP (UK) Holdings Limited	United Kingdom
SCP (UK) Limited	United Kingdom
Bonin Consultores E Servicos, LDA	Portugal
Exporlinea Importação E Exportação De Equipamentos Para Tratamento De Águas E Outros, LDA	Portugal
South Central Pools (France) S.A.S	France
Jean Albouy SA	France
SCP Distributors Inc.	Ontario